May 1, 2026

Anuj Sethi
Chief Financial Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272
4th Floor, Udyog Vihar, Phase II
Sector 20, Gurugram-122008
Haryana, India

       Re: Yatra Online, Inc.
           Form 20-F for the fiscal year ended March 31, 2025
           Filed July 31, 2025
           File No. 001-37968
Dear Anuj Sethi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation